                                                                    EXHIBIT 99.2

                               [GRAPHIC] Satyam

                      SATYAM COMPUTER SERVICES LIMITED
             Regd Office : Mayfair Centre, I Floor, 1-8-303/36,
                      S.P.Road, Secunderabad - 500 003

    AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2002

                                                                                                   Rs. In Lakh
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Sl.No.              Particulars                 Quarter          Quarter           Year             Year
                                                 Ended            Ended           Ended            Ended
                                               31-03-2002       31-03-2001      31-03-2002       31-03-2001
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
   1    Income from Software Exports               45,197.19        38,109.17      170,307.88       119,210.38
   2    Income from Domestic Sales                    566.62           546.01        2,886.37         2,788.13
   3    Other Income                                2,492.10         (230.92)        7,115.28         2,168.83
   4    Total Income                               48,255.91        38,424.26      180,309.53       124,167.34
   5    Personnel Expenses                         22,918.30        15,380.60       78,906.42        48,700.82
   6    Operating & Administration Expenses         8,844.43         8,867.90       36,171.60        28,795.26
   7    Total Expenditure                          31,762.73        24,248.50      115,078.02        77,496.08
   8    Profit before interest,                    16,493.18        14,175.76       65,231.51        46,671.26
        depreciation & tax (PBIDT)
   9    Financial Expenses                             28.04           657.63          959.53         3,451.42
  10    Depreciation                                3,456.38         2,277.80       11,745.83         9,646.03
  11    Profit before tax                          13,008.76        11,240.33       52,526.15        33,573.81
  12    Provision for Tax                           1,493.44           106.00        3,513.30         1,957.45
  13    Net Profit                                 11,515.32        11,134.33       49,012.85        31,616.36
  14    Extraordinary Items                       (4,075.32)             0.00      (4,075.32)        17,012.53
  15    Profit after Tax and Extraordinary          7,440.00        11,134.33       44,937.53        48,628.89
        Items
  16    Paid-up equity share capital                6,290.80         5,623.80        6,290.80         5,623.80
        (Par value of Rs.2 per share)
  17    Reserves excluding revaluation            186,748.50        75,666.34      186,748.50        75,666.34
        reserves
  18    EPS - Basic
        (On par value of Rs. 2 per share)
        - With Extraordinary Items (Rs.)                2.37             3.96           14.47            17.29
        - Without Extraordinary Items (Rs.)             3.66             3.96           15.78            11.24
  19    EPS - Diluted
        (On par value of Rs. 2 per share)
        - With Extraordinary Items (Rs.)                2.36             3.96           14.46            17.29
        - Without Extraordinary Items (Rs.)             3.65             3.96           15.77            11.23
  20    Aggregate      of      non-promoter
        shareholding
            - Number of shares                  24,45,11,316     20,92,05,360    24,45,11,316     20,92,05,360
            - Percentage of shareholding               77.74            74.40           77.74            74.40
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

          SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE
                  QUARTER AND YEAR ENDED MARCH 31, 2002

                                                                                                  Rs. in lakh
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Sl.No.              Particulars                 Quarter          Quarter           Year             Year
                                                 Ended            Ended            Ended           Ended
                                               31-03-2002       31-03-2001      31-03-2002       31-03-2001
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
   1    Segment Revenue
        Information Technology Services            45,763.81        38,655.18      173,194.25      1,21,998.51
        Less : Inter segment revenue                       -                -               -                -
        Net Sales Income from Operations           45,763.81        38,655.18      173,194.25      1,21,998.51
   2    Segment Results Profit / (Loss)
        before tax and interest
        Information Technology Services            10,544.70        12,128.88       46,370.40        34,856.40
        Less : Interest and Financial                  28.04           657.63          959.53         3,451.42
        Charges
        Less: Other un-allocable                  (2,492.10)           230.92      (7,115.28)       (2,168.83)
        expenditure net off un-allocable
        income.
        Total Profit Before Tax                    13,008.76        11,240.33       52,526.15        33,573.81
   3    Capital Employed
        Information Technology Services            99,175.39        91,254.75       99,175.39        91,254.75
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

Notes:

1. The results for the quarter and year ended March 31, 2002 have been taken on record by the Board of Directors at its meeting held on April 24, 2002.

2. A final dividend of 35% (Rs.0.70 per share on par value of Rs. 2 per share, subject to deduction of tax, if any) has been recommended at the Board Meeting, subject to the approval of members. Thereby, the total dividend recommended for the year is 60% (Rs.1.20 per share on par value of Rs. 2 per share), including interim dividend of 25% (Rs.0.50 per share on par value of Rs. 2 per share, pro-rata basis for shares underlying ADS). The final dividend on 3,33,50,000 equity shares of Rs. 2/- each being the underlying shares for ADSs (one ADS is equal to two equity shares), allotted on May 15, 2001, will be paid on pro-rata basis. The register of members and share transfer books will remain closed from June 24, 2002 to July 1, 2002, both days inclusive, for the purpose of Annual General Meeting and Final dividend.

3. The Company had issued 63,896 convertible warrants at a price of Rs.3,580 each (Rupees Three thousand five hundred and eighty only) to ESL Inc., USA, a wholly owned subsidiary of TRW Inc., USA. The warrants were issued for a non-refundable up front consideration of Rs.228.75 Lakhs. The holder of the warrants had a right to acquire in aggregate up to 3,19,480 equity shares of Rs.2 each of the Company. The warrants had to be exercised at any time on or after January 22, 2002 but on or before February 21, 2002. As the options were not exercised, the said warrants were forfeited and the amount of Rs.228.75 Lakhs is transferred to Profit and Loss account.

4. The Company has acquired the software services division of SIFY after obtaining the necessary approvals, as an undertaking together with all specified tangible and intangible assets, liabilities and receivables relating to the division, including licenses, contracts, personnel and other assets for a consideration of Rs. 3,325.00 Lakhs with effect from January 1, 2002. The Company has recognized goodwill of Rs.835.33 Lakhs, equal to the excess of the consideration paid over the book value of the net assets acquired of Rs.2,489.67 Lakhs.

5. In terms of shareholders' agreement entered into by the company with GE Pacific (Mauritius) Ltd, Mauritius (GEPL), subject to fulfillment of terms and conditions specified therein and obtainment of necessary approvals from appropriate authorities, entire share holding of the company in Satyam GE Software Services limited (SGE) shall be transferred in favour of GEPL at a price of about US$ 4 million. The Company and GEPL have initiated the process of transfer of shares and the effect of the said transaction shall be recognised in the financial statements upon consummation of the transfer of share holding.

6. Consequent to the decision of the Board of Directors to close down the Company's wholly owned subsidiaries namely Satyam Europe Limited, Satyam Asia Pte. Limited and Satyam Japan KK, the Company has initiated its legal formalities for the same and the process of transfer of substantial business from the said companies to the respective branches of the Company. Pending completion of this process, an amount of Rs. 4,065.11 Lakhs has been provided towards investments and the non recoverable trade and other receivables.

7. The total manpower strength as on March 31, 2002 stood at 8,634 associates as against 8,311 associates as on December 31, 2001 signifying a increase of 323 associates. The number of technical associates increased by 322 to close the quarter at 7,898 (7,576 associates as on December 31, 2001).

8. In accordance with the Accounting Standard 22 on accounting for taxes, the company has recognised deferred tax charge of Rs.208.44 lakh and of Rs.57.19 lakh for the quarter and year ended March 2002 respectively under provision for taxation. Cumulative net deferred tax expense of Rs. 9.08 lakh was recognised for the year ended on March 31, 2001 and is adjusted against general reserve.

9. During the year ended March 2002, the company issued 1,66,75,000 ADSs (including greenshoe option of 21,75,000 ADSs). Each ADS is represented by two equity shares and the paid up capital was increased by Rs. 667.00 lakh (3,33,50,000 equity shares of Rs. 2/- each). The EPS for the quarter and the year ended March 2002 is calculated on the increased base and may not be comparable with the EPS of the earlier periods.

10. Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter / year.

                                  For and on behalf of the Board of Directors

Place   :  Secunderabad                               B.Rama Raju
Date    :  April 24, 2002                           Managing Director

CONSOLIDATED FINANCIAL RESULTS AS PER US GAAP FOR THE QUARTER AND YEAR ENDED
                         MARCH 31, 2002

                                                                                               In thousand US$
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Sl.No.          Particulars                          Quarter           Quarter           Year          Year
                                                      Ended             Ended           Ended         Ended
                                                   31-03-2002         31-03-2001      31-03-2002    31-03-2001
                                                   (Unaudited)        (Unaudited)     (Audited)      (Audited)
---------------------------------------------------------------------------------------------------------------
  1    Revenues                                         105,649            97,872        414,491        310,307

  2    Gross Profit                                      43,947            39,259        175,495        102,186

  3    Amortization and impairment of goodwill            1,316             7,425         98,112         24,728

  4    Profit / (Loss) before income taxes,               9,068            (3,359)        (4,879)       (44,080)
       minority interest and equity earnings /
       (Losses) of associate companies

  5    Minority Interest                                  4,916             8,792         73,406         25,772

  6    Net Income / (Loss)                               11,179             1,467         25,892        (27,912)

  7    Earnings / (Loss) per Share
       - Basic (US$)                                       0.04              0.01           0.08          (0.10)
       - Diluted (US$)                                     0.03              0.01           0.08          (0.10)
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

Notes to Consolidated Financial Results as per US GAAP:

1. The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method.

2. The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on March 31, 2002, Satyam Europe Ltd., Satyam Japan Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Satyam Ideaedge Technologies Pvt. Ltd., and Dr. Millennium Inc. The results also include Satyam Associate Trust, US GAAP consolidated results of Satyam Infoway Ltd. where our holding is 52.5% as on March 31, 2002, and Satyam Manufacturing Technologies Inc., our joint venture with TRW Inc., in which our holding is 76% as on March 31, 2002. The results of the joint ventures that have been accounted on equity method include Satyam GE Software Services Ltd., Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd. The holding of Satyam in all the joint ventures is to the extent of 50% as on March 31, 2002.

3. During the quarter ended June 2000, Satyam had sold 347,200 shares of Satyam Infoway Ltd. to Government of Singapore Investment Corporation Pte Ltd. (GSIC) with a put option to sell the shares back to Satyam in case Satyam Infoway Ltd. does not complete an initial public offering on a recognised stock exchange in India by September 2001. Under the US GAAP, gains on sale of securities which require the seller to re-purchase such securities upon the outcome of an event not completely under the control of the seller are not recognised in the income statement until the outcome of such event is determined. By September 2001, Infoway could not complete an initial public offering on a recognized stock exchange in India and the put option held by GSIC expired unexercised on October 15, 2001. Satyam has recognised gain on the sale to GSIC in the year ending March 31, 2002.

4.   The results for the quarter include a charge of US$ 2,001 thousand
     (US$ 10,479 thousand for year ended March, 2002) towards deferred stock compensation charge of Satyam Computer Services Ltd. Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", to account for its employee stock-based compensation plan. The APB Opinion No. 25 requires the difference between the exercise price and the fair value of the common stock as determined by the quoted market price as on the grant date of the option to be accounted as deferred stock compensation charge.

5. Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and year ended March 31, 2002 is as follows:

                                                                                                In thousand US$
----------------------------------------------------------------------------------------------------------------
 Sl.No.             Particulars                  Quarter          Quarter            Year            Year
                                                  Ended            Ended            Ended            Ended
                                                31-03-2002       31-03-2001       31-03-2002      31-03-2001

----------------------------------------------------------------------------------------------------------------
   1    Net Profit as per Indian GAAP                  15,305           23,890           94,373         106,495
   2    Profit / (Loss) of Subsidiaries and            (4,804)         (14,065)         (86,219)        (45,048)
        Joint Ventures
   3    Deferred Stock Compensation Charge             (2,001)          (5,283)         (10,479)        (44,219)
   4    Amortization and impairment of                 (1,058)          (1,104)          (4,311)         (4,500)
        Goodwill
   5    Gain on sale of shares of Satyam                    -                -           35,156         (37,481)
        Infoway Ltd. to GSIC (Refer Note 3
        to US GAAP results)
   6    Charge off of put option of TRW,               (5,696)            (951)         (10,144)         (2,685)
        Inc.
   7    Others (net)                                    1,050           (1,020)            (867)           (474)
   8    Provision not required under US GAAP            8,383                -            8,383               -
   9    Total Adjustments                              (4,126)         (22,423)         (68,481)       (134,407)
  10    Net Profit / (Loss) as per US GAAP             11,179            1,467           25,892         (27,912)
  11    Net Profit / (Loss) as per US GAAP             19,958           12,985           78,022          37,427
        excluding Amortization of
        Goodwill,  Deferred Stock
        Compensation Charge, Charge off of
        put option of TRW, Inc. and gain
        from sale of Satyam Infoway Ltd.
        stake
----------------------------------------------------------------------------------------------------------------

SAFE HARBOR:

This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements - Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.
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